                                                                    Exhibit 99.1


             Attention Business Editors:
             Scotiabank announces dividend on common shares

             TORONTO, Aug. 27 /CNW/ - Scotiabank today announced a dividend of 37 cents per common share for the quarter ending October 31, 2002, payable on October 29, 2002, to shareholders of record at the close of business on October 1, 2002.

             The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending October 31, 2002, payable on October 29, 2002, to shareholders of record at the close of business on October 1, 2002.

             -   Series 6,   Dividend No. 39  of   $0.446875    per share;

             -   Series 8,   Dividend No. 30  of   $0.4375      per share;

             -   Series 9,   Dividend No. 29  of   $0.421875    per share;

             -   Series 11,  Dividend No. 20  of   $0.375       per share;

             -   Series 12,  Dividend No. 17  of   $0.328125    per share.

             Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

             %SEDAR: 00001289EB          %CIK: 0000009631

                                      -30-

             For further information: Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808; Neil Trotter, Scotiabank Public Affairs, (416) 866-3708